EX-77.(C)

                Matters submitted to a vote of security holders

At a December 14, 2006, Special Meeting of Shareholders of ING VP LargeCap Growth Portfolio, a series of ING Variable Products Trust, shareholders were asked to:

1. Approve an Agreement and Plan of Reorganization by and among ING VP LargeCap Growth Portfolio and ING Mercury Large Cap Growth Portfolio, providing for the reorganization of ING VP LargeCap Growth Portfolio with and into ING VP Mercury Large Cap Growth Portfolio.

                                           Shares voted against or
Proposal             Shares voted for              withheld           Shares abstained        Total Shares Voted
--------             ----------------              --------           ----------------        ------------------
   1                   226,087.140                   0.00                   0.00                  226,087.140